SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of Sep 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: Sep 7, 2012	By	/s/ Haruyuki Urata

Haruyuki Urata
Director
Deputy President & CFO ORIX Corporation

September 7, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes and Organizational Reform

TOKYO, Japan — September 7, 2012 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Changes Effective as of Sep 10, 2012

Director and Corporate Executive Vice President Responsible for Investment & Operation Headquarters	Director and Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters Chairman, ORIX Rentec Corporation Chairman, ORIX Auto Corporation	Kazuo Kojima

Corporate Executive Vice President

Head of Domestic Sales Administrative Headquarters

Head of Tokyo Sales

Chairman, ORIX Rentec Corporation

Chairman, ORIX Auto Corporation

President, NS Lease Co., Ltd.

	Corporate Senior Vice President Deputy Head of Domestic Sales Administrative Headquarters: Head of District Sales	Katsutoshi Kadowaki

Corporate Executive Vice President Head of Global Business and Alternative Investment Headquarters Regional Director for China	Chairman, ORIX USA Corporation Special Advisor to CEO	Yuki Ohshima

Executive Officer Domestic Sales Administrative Headquarters: General Manager, Overseas New Business Development and Promotion Department	Executive Officer Head of Global Business Administrative Headquarters	Hideo Ichida

Executive Officer Domestic Sales Administrative Headquarters: Head of District Sales	Executive Officer Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.	Yasuyuki Ijiri

Organizational Reforms (as of September 10, 2012)

The Global Business Administrative Headquarters and Global Business and Investment Headquarters will be merged, forming the Global Business and Alternative Investment Headquarters.

A Korea Business Division will be newly established in the Global Business and Alternative Investment Headquarters.

An Overseas New Business Development and Promotion Department will be newly established in the Domestic Sales Administrative Headquarters.

An Overseas Business Development and Investment Group will be newly established in the Investment and Operation Headquarters.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 28 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011– March 31, 2012.”

-end-